MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Twelve Months Ended March 31, 2007	Year Ended December 31, 2006
	(In thousands of dollars)
Earnings Available for Fixed Charges:

Net Income (a)	$294,310	$303,353

Income Taxes	159,492	166,072
	453,802	469,425

Rents (b)	8,277	7,688

Interest (c)	77,994	74,531

Total Earnings Available for Fixed Charges	$540,073	$551,644

Preferred Dividend Requirements	$685	$685

Ratio of Income Before Income Taxes to Net Income	154%	154%

Preferred Dividend Factor on Pretax Basis	1,055	1,055

Fixed Charges (d)	89,178	84,898

Combined Fixed Charges and Preferred Stock Dividends	$90,233	$85,953

Ratio of Earnings to Fixed Charges	6.1x	6.5x

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	6.0x	6.4x

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).